Anheuser-Busch InBev nv/sa Brouwerijplein 1 3000 Leuven Belgium T +32 16 27 61 11 F +32 16 50 61 11

www.ab-inbev.com

Mr. John Reynolds,

        Assistant Director,

                Securities and Exchange Commission,

                        Division of Corporation Finance,

                                 100 F Street, N.E.,

                                         Washington, D.C. 20549.

July 6, 2010

Re:	Anheuser-Busch InBev SA/NV Registration Statement on Form F-4
Filed on May 20, 2010 (File No. 333-166982)

Dear Mr. Reynolds:

Thank you for your letter of June 7, 2010, setting forth the Staff’s comments (the “Comments”) on the Registration Statement on Form F-4 (the “Form F-4”), filed by Anheuser-Busch InBev SA/NV (the “Company”) on May 20, 2010.

The Company has keyed its responses in this letter to the headings used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The Comments are set forth in bold-face type.

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1.	We note that you are registering the New Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Mr. John Reynolds

R:	The Company advises the Staff that it will provide a supplemental letter stating that the Company is relying on the SEC’s position enunciated in the Exxon Capital Holdings Corp., SEC No-Action letter (April 13, 1988), and that it will include the representations contained in the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Shearman & Sterling, SEC No-Action Letter (July 2, 1993) with its next amendment to the Form F-4.

2.	We note that you received a comment letter regarding your Form 20-F, filed on April 15, 2010. Please note that these comments must be resolved prior to any acceleration request.

R:	The Company advises the Staff that it has received a second comment letter regarding the Form 20-F and has responded on June 28, 2010. The Company will only file an acceleration request after resolution of the Staff’s comments on the Form 20-F and the Form F-4.

3.	We note disclosure on page 30 regarding your Cervecceria Bucanero joint venture with the Cuban government and the fact that Cuba is deemed a state sponsor of terrorism. We also note October 2009 and October 2008 news articles regarding InBev’s majority owned Serbian brewery Apatinska Pivara’s exports of Jelen Pivo to Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, whether through Subsidiaries, resellers, distributors, or other direct or indirect arrangements. Your response should describe any services or products you have provided to Cuba and any other agreements, commercial arrangements, or other contacts you have had with the government of Cuba or entities controlled by Cuba. In this regard, we note several 2008 articles discussing InBev’s ability to sell products in Cuba after its acquisition of a U.S. company.

R:	The Company advises the staff supplementally that it owns indirectly a 50% equity interest in Cerveceria Bucanero S.A. (“CBSA”), a Cuban company. The Company’s 50% equity interest is owned through Cerbuco Brewing Inc. (“Cerbuco”), a Canadian company that is wholly-owned by Interbrew International B.V., the Company’s wholly-owned Dutch subsidiary. The other 50% equity interest in CBSA is owned by Corporacion Alimentaria S.A., (“Coralsa”), an entity owned by the Cuban government. Through Cerbuco, the Company operates CBSA as a joint venture with Coralsa. CBSA’s principal asset is the Holguin Brewery in Cuba which it operates.

CBSA is in the business of producing, marketing, distributing and selling beer for the Cuban beer market and for export. CBSA’s main brands are Bucanero and Cristal. The total volumes connected to Cuba, arising from local production and sales, imports and exports, have not been material in relation to the Company’s global volumes and are not expected to be material at any time in the foreseeable future. In 2009, CBSA sold 1.1 million hectoliters, representing 0.3% of the Company’s 2009 global volume of 409 million hectoliters. In 2008, CBSA sold 1.1 million hectoliters, representing 0.4% of the Company’s 2008 global volume of 285 million hectoliters. In 2007, CBSA sold 1.0 million hectoliters, representing 0.4% of the Company’s 2007 global volume of 271 million hectoliters.

A small amount of CBSA’s beer production is exported and sold by certain of the Company’s non-U.S. affiliates in other countries, but not in the United States. The following brands are exported: Bucanero, Cubanero, Palma Cristal, Cristal and Mayabe. For the past three years, the

Mr. John Reynolds

total CBSA export volumes were 3,256 hectoliters in 2009, 3,092 hectoliters in 2008 and 4,088 hectoliters in 2007; in each case representing less than 0.002% of the Company’s annual global volumes.

Pursuant to a supply agreement with the Company’s wholly-owned subsidiary, InBev Deutschland Vertriebs GmbH & Co KG (which the Company owns indirectly through certain other European subsidiaries), CBSA imports Beck’s beer into Cuba. For the past three years, the Beck’s import volumes into Cuba were 4,168 hectoliters in 2009, 16,137 hectoliters in 2008 and 10,668 hectoliters in 2007; in each case representing less than 0.006% of the Company’s annual global volumes.

In 2008, CBSA also imported 4,046 hectoliters of Jelen Pivo branded beer from the Serbian brewery Apatinska Pivara, which the Company then owned, but which was sold in December 2009. The imports were a temporary measure to cover production shortfalls that CBSA was facing at the time and amounted to less than 0.002% of the Company’s 2008 global volumes. CBSA did not import Jelen Pivo in any other time period.

Apart from the continued import of Beck’s into Cuba by CBSA, the Company has no plans to produce, license, sell or distribute any of the Company’s brands in Cuba through CBSA or otherwise.

In relation to the CBSA the joint venture, Cerbuco signed three agreements: an Association Agreement, a Management Services Agreement and a Technical Services Agreement, each of which was most recently amended in March 2008. CBSA’s board of directors comprises members nominated by Coralsa and Cerbuco. The President of CBSA is selected by the directors nominated by Coralsa and acts as the chairman of the board. With respect to management, Cerbuco appoints five senior manager positions in CBSA: the General Manager, who is responsible for the day-to-day management of CBSA, the Finance Director, the Technical Director, the Commercial Director and the Logistics/Procurement Director. All Company personnel seconded to CBSA are non-U.S. persons. The Company also provides technical services to CBSA which include advising on and monitoring of quality control, environmental, health and safety systems, purchasing systems, technology assistance, brewery operations and maintenance services. Of the Company’s global workforce of approximately 116,000 (as of December 31, 2009), five of the Company’s employees work in Cuba and approximately one further full-time equivalent works in Europe to support the Cuban operations. None of the employees connected with CBSA or supporting the Cuban operations works in the United States or is a resident or citizen of the United States. The Company has no operations in Cuba or contact with any Cuban entity other than through CBSA. CBSA enters into ordinary course of business contracts with local suppliers for the purchase of materials, goods and services, but to the Company’s knowledge, other than through the agreements discussed above with Coralsa, CBSA has no agreements, commercial arrangements or other contacts with the government of Cuba or entities controlled by Cuba.

Other than as described above, to the best of the Company’s knowledge, neither the Company nor any of its subsidiaries or affiliates has any other agreement, commercial arrangement or

Mr. John Reynolds

other contact with the government of Cuba or entities controlled by Cuba. The Company does not expect its future contacts with Cuba to be materially different from its current contacts.

4.	Please tell us the amount of revenue that you have received from Cuba over the past three fiscal years and the amount of any payments made to the Cuban government over the same period.

R:	The Company advises the staff supplementally that revenue recognized for the years ended December 31, 2009, 2008 and 2007 from Cuba amounted to USD 106.2 million, USD 104.3 million and USD 89.8 million, respectively. These amounts represented 0.2%, 0.4% and 0.4% of the Company’s global revenue for the years ended December 31, 2009, 2008 and 2007, respectively. CBSA has not made any dividend payments to the Cuban government in the past three fiscal years. As part of the CBSA joint venture obligations, CBSA has provided approximately 3,000 hectoliters of beer annually to the Cuban government during each of the past three fiscal years, mainly as support to local cultural and sport events, with a retail value of approximately USD 180,000.

In conclusion, the Company believes that both quantitatively and qualitatively speaking, its contacts with Cuba are immaterial. As measured by either revenue or volume, the Cuban operations account for less than 0.5% of the Company’s global operations. Accordingly, the Company believes that the level of its contacts with Cuba poses no material risk to its investors beyond what the Company already discloses in its public filings.

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In connection with our responses to the Staff’s questions, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds

Please do not hesitate to call me with any questions or comments concerning this response. Please acknowledge your receipt of this letter by stamping the additional copy of this letter furnished for that purpose and returning it to the person delivering this letter, who has been instructed to wait. Thank you.

Very truly yours,

/s/ John Blood

John Blood

V.P. Legal

Anheuser-Busch InBev SA/NV

cc:	Erin Wilson
David Link
(Securities and Exchange Commission)

Sabine Chalmers
Benoit Loore
Ann Randon
Nick Gerostathos
Alena Brenner
(Anheuser-Busch InBev SA/NV)

George H. White
John Horsfield-Bradbury
Sentheel Salvam
(Sullivan & Cromwell LLP)

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